390 – 3600 Lysander Lane, Richmond, British Columbia, Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-0940
www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429
ADVANCING TO PRODUCTION

TSX: POM, NYSE Amex: PLM

NEWS RELEASE	2011-4

POLYMET NAMES BRAD MOORE EXECUTIVE VP - ENVIRONMENTAL AND GOVERNMENTAL AFFAIRS

Hoyt Lakes, Minnesota, January 24, 2011 - PolyMet Mining Corp. (TSX: POM; NYSE AMEX: PLM) (“PolyMet” or the “Company”) announced today that it has appointed Bradley (Brad) Moore as Executive Vice President, Environmental and Governmental Affairs.

Mr. Moore has more than 25 years experience in environmental regulation and review and is assuming overall responsibility for the Company's effort to complete environmental review and obtain permits necessary for construction and operation of the NorthMet copper-nickel-precious metals project located in the established Mesabi mining district in northeastern Minnesota.

Mr. Moore served as Commissioner of the Minnesota Pollution Control Agency ("MPCA") from 2006 to 2008, and as Assistant Commissioner for Operations of the Minnesota Department of Natural Resources (MDNR) from January 1999 to August 2006. Prior to that, he worked in leadership and policy analyst positions with the MDNR and the Minnesota Department of Public Service (now the Department of Commerce).

In December 2008, Mr. Moore joined Barr Engineering as Senior Advisor, Public and Governmental Affairs where he advised several companies, including PolyMet, on environmental strategy. Barr provides engineering services primarily in the upper Midwest, with a strong focus on environmental engineering.

“I’ve been working with Brad during his tenure at Barr,” said LaTisha Gietzen, PolyMet’s vice president of public, governmental and environmental affairs. “His existing knowledge of the project and the process mean that he can step in immediately to effectively help the environmental review and permitting process move forward to completion."

During his tenure at the MPCA, Mr. Moore led successful efforts to negotiate a cleanup plan for industrial chemicals in the Twin Cities, and ensured timely review and approval of a $1.5 billion project on the Iron Range that will mine and process iron ore and produce steel. Mr. Moore represented the MDNR at the state legislature, testifying before legislative committees on budget, policy, and operations. During his tenure at both MPCA and DNR, he worked closely with federal agencies and NGOs on environmental and regulatory topics.

"Brad's broad and deep experience brings additional skills to our leadership team, enhancing our capacity as we increase our efforts in this final stage of environmental review," said PolyMet president and CEO, Joe Scipioni. "His private and public sector expertise provides a unique perspective that will be extremely valuable as we complete environmental review and move into permitting our project."

"I am excited to join the PolyMet team," Mr. Moore added. "PolyMet offers an important opportunity to Minnesota and the United States. We can provide essential minerals each of us uses every day and we can demonstrate that non-ferrous mining can be done in a way that meets Minnesota's high environmental standards."

* * * * *

About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one and a half million hours of construction labor and create 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	“Joe Scipioni”
Joe Scipioni, CEO

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Gov't & Environmental Affairs
Tel: +1 (212) 867-1834	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Crystal Agresti	Alex Macdougall
Tel: +1 (845) 742-8153	Tel: +1 (226) 663-3000
cagresti@polymetmining.com	amacdougall@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to the expected proceeds and closing of the registered direct offering, exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change. Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2010 and in our other filings with Canadian securities authorities and the Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the nine months ended October 31, 2010 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.